Exhibit 99.2

EARLY WARNING REPORT PURSUANT TO
PART 4 OF NATIONAL INSTRUMENT 62-103

1.	Name of relevant reporting issuer:

Continental Energy Corporation (the "Issuer")

2.	Date of acquisition:

March 5, 2012

3.	Name and Address of offeror:

Mr. Jema Anton Khan (the "Offeror")
No 12 Jalan Ayer Molek 2
Titiwangsa, 53200
Kuala Lumpur
Malaysia

4.

Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Pursuant to a non-brokered private placement completed by the Issuer, the Offeror has acquired (the "Acquisition") ownership of 15,000,000 common shares (the "Shares") of the Issuer. As a result of the Acquisition, the Offeror has acquired ownership and control of 15% of the Issuer's issued and outstanding common shares.

5.

Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Following the Acquisition, the Offeror has ownership or control of 15,000,000 common shares in the capital of the Issuer representing 15% of the Issuer's issued and outstanding common shares.

6.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(a)	the offeror, either alone or together with any joint actors, has ownership and control:

Following the Acquisition, the Offeror has ownership or control of 15,000,000 common shares in the capital of the Issuer representing 15% of the Issuer's issued and outstanding common shares.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

7.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

The Shares have been acquired pursuant to a private placement.

8.

The value, in U.S. dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

Purchase price of U.S. $0.05 per Share for aggregate gross proceeds of U.S. $750,000.

9.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror has acquired the Shares for investment purposes. The Offeror may in the future acquire or dispose of securities of the Issuer through the market, privately or otherwise, as circumstances or market conditions warrant.

10.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Offeror and the Issuer have entered into a subscription agreement, pursuant to which the Offeror has acquired 15,000,000 Shares of the Issuer.

11.	Names of any joint actors in connection with the disclosure required by this report:

Not applicable.

12.	Nature and value of consideration paid by the offeror, if the transaction or occurrence disclosed in this report did not take place on a stock exchange or other published market for the securities.

Purchase price of U.S. $0.05 per Share for aggregate gross proceeds of U.S. $750,000.

13.	When applicable, a description of any change in any material facts set out in a previous report under the legislation stated above:

Not applicable

14.	When applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED this 20th day of June, 2012.

/s/ Jema Khan